23 February 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 120,300 Reed Elsevier PLC ordinary shares at a price of 1188.7452p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 74,276,485 ordinary shares in treasury, and has 1,131,442,666 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 4,578,150 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 69,700 Reed Elsevier NV ordinary shares at a price of €22.6769 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 43,948,744 ordinary shares in treasury, and has 653,551,198 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 2,650,200 shares.